UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 4)*


                  CHEMUNG FINANCIAL CORPORATION
                        (Name of Issuer)

                  Common Stock, Par Value $0.01
                 (Title of Class of Securities)

                           164024 10 1
                         (CUSIP Number)

     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rules pursuant to which this Schedule is filed:

          (X)  Rule 13d-1(b)

          ( )  Rule 13d-1(c)

          ( )  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   164024 10 1


1.   Chemung Canal Trust Company Profit Sharing,
     Savings and Investment Plan


2.   (b)  X


3.

4.   Employee Benefit Plan - Not Applicable


5.   0


6.   453,698


7.    0


8.    453,698


9.    453,698

10.

11.   11.06%

12.   EP



                 SCHEDULE 13G (Amendment No. 4)

Item 1(a) Name of Issuer:

          Chemung Financial Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          One Chemung Canal Plaza
          Elmira, New York  14901

Item 2(a) Name of Person Filing:

          Chemung Canal Trust Company Profit Sharing,
            Savings and Investment Plan

Item 2(b) Address of Principal Business Office or, if none, residence:

          One Chemung Canal Plaza
          Elmira, New York  14901

Item 2(c) Citizenship:

          Employee Benefit Plan - Not Applicable

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          164024 10 1

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  ( )  Broker or dealer registered under
                    section 15 of the Act (15 U.S.C. 78o).
               (b) ( ) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
               (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
               (d)  ( )  Investment company registered under
                    section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
               (e) ( ) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
               (f) (X) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
               (g) ( ) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
               (h)  ( )  A savings association as defined in
                    Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
               (i)  ( )  A church plan that is
                    excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-
                    3).
               (j)  ( )  Group, in accordance with
                    240.13d-1(b)(1)(ii)(J).

Item 4    Ownership:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               453,698

          (b)  Percent of class:

               11.06% based on 4,102,754 shares outstanding on December 31, 1998, as reported by the issuer.

          (c)  Number of shares as to which the person has:

               (i)  sole power to vote or to direct
                    the vote:                                   0
              (ii)  shared power to vote or to
                    direct the vote:                      453,698
             (iii)  sole power to dispose or to
                    direct the disposition of:                  0
              (iv)  shared power to dispose or to
                    direct the disposition of:            453,698

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          453,698 shares of Common Stock of Chemung Financial Corporation are held in trust by the Trust Department of Chemung Canal Trust Company as trustee under a trust agreement pursuant to the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan. The employees of Chemung Canal Trust Company who participate under said Plan have the right to direct the voting of, to receive the dividends from and to receive the proceeds from the sale of said 453,698 shares of Chemung Financial Corporation Common Stock.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          NOT APPLICABLE


Item 8    Identification and Classification of Members of the
          Group:

          NOT APPLICABLE


Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE


Item 10   Certification:

          The following certification shall be included if the statement is filed pursuant to 240.13d-1(b).

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 11, 1999.

Signature:                  CHEMUNG CANAL TRUST COMPANY,
                            as Trustee

                              By   /s/Jerome F. Denton

               Name/Title:         Executive Vice President


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.